UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item

1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on June 13, 2012

NORTEL INVERSORA S.A. (“Nortel”)

Summary of the Resolutions approved by the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on June 13, 2012 (the “Meeting”)

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,579,624 shares, representing 77.47 % of the capital stock and 97.34 % of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, representing 100% of the common shares, and two (2) stockholders having registered 249,224 Class A Preferred Shares, with a par value of $10 each and one vote per share, representing 62.03% of the Class A Preferred Shares.

1)	Appointment of two stockholders to approve and sign the Minutes.

It was resolved by unanimous vote of the shareholders attending the Meeting that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

2)	Consideration of the payment in cash of a preferred basic dividend to the Class A Preferred Shares, subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available. Reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect.

By unanimous vote of the shareholders attending the Meeting, it was resolved to:

(i)	make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, the total accumulated preferred basic dividend corresponding to the outstanding “Class A” Preferred Shares, to be adjusted based on the CER applicable as of such date. As informed at the Meeting, based on an aggregate of 401,794 outstanding “Class A” Preferred Shares, and applying the CER corresponding to May 23, 2012, (2.9979), the total amount of such dividend is AR$80,925,165, which represents an amount of AR$201.4096 for each “Class A” Preferred Share or 2014.10% of its par value (such amounts and percentage to be adjusted based on the CER applicable as of the date on which such amounts will be effectively made available);

(ii)	make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, the total preferred additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011, to be adjusted based on the CER applicable as of such date. As informed at the Meeting, the total amount of such additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011 (including CER as of May 23, 2012) is AR$22,609,287, which represents an amount of AR$56.2708 for each “Class A” Preferred Share or 562.71% of its par value (such amounts and percentage to be adjusted based on the CER applicable as of the date on which such amounts will be effectively made available);

(iii)	to make available for payment in Argentine Pesos, as from June 29, 2012, a distribution amount of AR$ 21.9053 for each outstanding “Class A” Preferred Share, in addition to the amounts mentioned in paragraphs (i) and (ii), payable only and exclusively to those holders of “Class A” Preferred Shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AR$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments to be considered by the Meeting –or made in the past and referred to the “Class A” Preferred Shares, including any retentions made in the past, as applicable–, and execute a settlement agreement with the Company, to the Company’s satisfaction, or a note, to the same effect, and deliver it to the Company before June 27, 2012, releasing and irrevocably, finally and definitively terminating any of such claims. Such payment shall be made simultaneously with the payment of the dividends, once such holders have executed and delivered the agreement or note referred to above, as applicable;

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends in order to make the payments referred to in paragraphs (i), (ii) and (iii) above. The exact amount by which the Voluntary Reserve for the Future Distribution of Dividends shall be reduced will depend on the adjustment referred to in paragraphs (i) and (ii) above and the calculation of the total amount resulting from the payment of the additional distribution referred to in paragraph (iii) above; and

(v)	to grant full powers to the Board of Directors for purposes of perfecting the payments referred to in paragraphs (i), (ii) and (iii) above, authorizing the Board of Directors to delegate such powers to directors or officers of Nortel.

3)	Consideration of a reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance) of Class “A” Preferred Shares, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available.

By unanimous vote of the shareholders attending the Meeting, it was resolved to approve the following proposal made by the Board:

(i)	to approve the scheduled redemption, as from June 29, 2012 and once the distribution proposed in Item Two of the Agenda has been made available, of all the outstanding “Class A” Preferred Shares; i.e., 401,794 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, pursuant to the terms and conditions of issuance, at a redemption price of AR$894.5511 per share (including adjustment by a CER as of May 23, 2012), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. Such payment shall be made in Argentine Pesos. As informed at the Meeting, based on the applicable CER as of May 23, 2012, the aggregate redemption value of all the outstanding “Class A” Preferred Shares amounts to AR$359,425,268.05, which amount shall be adjusted based on the CER applicable on the date on which the redemption value will be effectively made available;

(ii)	to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$4,017,940 and the account Inflation Adjustment of Capital Stock in an amount of AR$6,384,547.91, which represent 5.5784% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. Such remaining balance shall be determined based on the CER applicable on the date on which the redemption value will be effectively made available. As informed at the Meeting, after applying the CER as of May 23, 2012, such remaining balance attributable to the Share Issue Premiums amounts to AR$349,022,780.14. Consequently, the reduction of accounts based on the CER as of May 23, 2012, would be the following Capital Stock: AR$4,017,940; Inflation Adjustment of Capital Stock AR$6,384,547.91 and Share Issue Premiums: AR$349,022,780.14, which amounts to AR$359,425,268.05, amounts that shall be adjusted based on the CER applicable on the date on which the redemption value will be effectively made available;

(iii)	to grant full powers to the Board of Directors for purposes of completing the scheduled redemption of the “Class A” Preferred Shares, as proposed in paragraphs (i) to (ii) above, authorizing the Board of Directors to delegate such powers to third parties; and

(iv)	to grant the necessary authorizations to require the approval and registration of the reduction of capital stock before the Comisión Nacional de Valores, the Buenos Aires Stock Exchange, the Public Registry of Commerce of the City of Buenos Aires (i.e., Office of Corporations) and any other applicable authority or agency.

4)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda.

The Special “Class A” Preferred Stockholders’ Meeting ratified the resolutions passed in Items Two and Three of the Agenda by unanimous vote of the shareholders attending the Meeting.

5)	Consideration of a possible payment in cash of a dividend to the Class B Preferred Shares and the shares of common stock. In such case, reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect.

By unanimous vote of the shareholders attending the Meeting, it was resolved to approve the following proposal made by the Board:

(i)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,385,514 to the holders of “Class B” Preferred Shares, which represents an amount of AR$3.66248 for each “Class B” Preferred Share or 36.62% of its par value;

(ii)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,614,486 to the holders of shares of common stock, which represents an amount of AR$1.0533 for each share of common stock or 10.53% of its par value;

(iii)	to inform to the Meeting that, pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend proposed for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (i) and (ii) of this proposal, considered in the aggregate, while the dividend proposed for the holders of shares of common stock represents the remaining 51.040786%;

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends by an amount of AR$11,000,000, in order to make the payments proposed in paragraphs (i) and (ii) above; and

(iv)	to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class B” Preferred Shares and shares of Common Stock of the dividends in cash referred to in paragraphs (i) and (ii) above, authorizing the Board of Directors to delegate such powers to directors or officer of Nortel.

6)	Ratification of the appointment of a director by the Supervisory Committee pursuant to Section 258, 2nd paragraph of Law 19,550.

By unanimous vote of the shareholders attending the Meeting, as proposed by the Board, it was resolved to ratify the appointment of Mr. Patrizio Graziani as Director of the Company, which was made pursuant to Section 258, 2nd paragraph of Law No. 19,550.

Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, attended the Meeting.

Jorge Alberto Firpo

Officer in Charge of Market Relations

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 15, 2012	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager